SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2018

Commission File Number: 001-37821

LINE Corporation
(Translation of registrant's name into English)

1-6 Shinjuku 4-chome
Shinjuku-ku, Tokyo 150-8510, Japan
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LINE Corporation
(Registrant)

November 27, 2018	By: /s/ In Joon Hwang
(Signature)

Name: In Joon Hwang
Title: Director and Chief Financial Officer

Notice of Execution of Basic Memorandum of Understanding concerning Establishment of a
Preparatory Company through a Joint Venture to Enter the Banking Business

LINE Financial Corporation (hereinafter "LINE Financial"), a consolidated subsidiary of LINE Corporation (hereinafter the "Company"), announced today that LINE Financial has resolved to execute a Memorandum of Understanding with Mizuho Bank, Ltd. (Headquarters: Chiyoda-ku, Tokyo, Japan; President & CEO: Koji Fujiwara; hereinafter "Mizuho Bank"), a subsidiary of Mizuho Financial Group Inc. (Headquarters: Chiyoda-ku, Tokyo, Japan; President & CEO: Tatsufumi Sakai), in order to proceed with establishment of a preparatory company through a joint venture.

1. Reasons for this Execution
The Company established LINE Financial in January 2018 to strengthen its financial business segment and has provided investment service (LINE Smart Invest) and non-life insurance service (LINE Insurance) through the LINE messaging app, while preparing for other financial services including other securities and loan services.
In order to provide more convenient financial services and further grow its financial business, the Company has determined to enter into the banking business and establish a preparatory company through a joint venture with Mizuho Bank in anticipation of the establishment of a new bank.
Subject to any required regulatory approval, the preparatory company will prepare and consider for the establishment of a new bank in order to bring people and financial services closer, and make various financial services more accessible through the combined synergy of the Company's services with exceptional usability and Mizuho Bank's established experience in banking business.

2. Overview of the Changing Second-tier Subsidiary (Tentative)
(1)	Company name	LINE Bank Preparatory Company, Inc.
(2)	Location	Not decided
(3)	Name and title of representative	Not decided
(4)	Business	Preparatory company for the establishment of a new bank
(5)	Capital and capital reserves	JPY 2 billion
(6)	Established	Not decided
(7)	Principal shareholders and holding ratio	LINE Financial Corporation: 51% Mizuho Bank, Ltd.: 49%

3. Future Projections
The impact of this alliance on the Company’s consolidated results is expected to be minimal.

This is an English translation of the original Japanese-language document. Should there be any inconsistency between the translation and the original Japanese text, the later shall prevail.